                                                                    EXHIBIT 99.1

April 29, 2004

TO WHOM IT MAY CONCERN:

Dear Sirs:

RE: CoolBrands International Inc.

    Trading Symbol (TSX: COB.A)

We enclose our Second Quarterly Report for the period ending February 29, 2004 for filing.

We declare that the above document was sent by prepaid mail to all shareholders of the Company on April 29, 2004 and will be mailed out on April 30 and May 3, 2004. However, we have not mailed to shareholders in cases where notices or other documents have been returned undelivered by the Post Office.

Yours very truly,

COOLBRANDS INTERNATIONAL INC.

"Gabriel Merle"

Gabriel Merle
Public Relations

                         Second Quarter 2004 Fiscal Year

To Our Shareholders . . .

CoolBrands International is pleased to announce that revenues for the three months ended February 29, 2004 increased by 142.8% to $138,507,000 from $57,052,000 for the same period last year. Net earnings for the three months ended February 29, 2004 increased by 146.2% to $12,771,000 ($0.23 basic and diluted earnings per share) as compared with net earnings of $5,188,000 ($0.10 basic and diluted earnings per share) for the same period last year.

The growth in revenues for the three months ended February 29, 2004 reflected increased sales of prepackaged consumer products, including incremental sales from Americana Foods, Eskimo Pie Frozen Distribution and from the Dreamery'r' and Whole Fruit'TM' brands and the Godiva'r' brand license that were acquired in July 2003 and drayage income.

Sales for the three months ended February 29, 2004 increased by 125.9% to $124,986,000 as compared with $55,316,000 for the same period last year. Drayage and other income increased to $12,481,000 for the three months ended February 29, 2004. Drayage income represents the fees paid to CoolBrands by Dreyer's/Nestle to deliver products invoiced to customers by Dreyer's/Nestle.

Gross profit dollars increased to $31,949,000 for the three months ended February 29, 2004 from $22,977,000 for the period last year, a 39% increase. Gross profit percentage for the three months ended February 29, 2004 decreased to 25.6% as compared to 41.5% for the same period last year. Gross profit decreased for the three months ended February 29, 2004 due to the impact of lower margins generated by Americana Foods' manufacturing operations and Eskimo Pie Frozen Distribution's distribution operations and due to the impact of increased cost of butterfat. Selling, general and administrative expenses for three months ended February 29, 2004 declined as a percentage of revenues to 17.1% as compared to 27.8% for the same period last year.

Cash and short-term investments increased to $66,698,000 at February 29, 2004 from $30,140,000 at August 31, 2003. Working capital improved to $127,821,000 at February 29, 2004 from $85,734,000 at August 31, 2003. CoolBrands' current ratio improved to 2.6 to 1 at February 29, 2004 from 2.1 to 1 at August 31, 2003.

Our results for the second quarter continue to reflect the successful integration of the assets and businesses we acquired in 2003 and the ongoing growth of our base business. Our expanded portfolio of brands, as well as our new distribution and manufacturing operations, all contributed to the dramatic increase in the size and profitability of CoolBrands during the quarter.

CoolBrands International is a leader in the consumer products and franchising segments of the frozen dessert industry, marketing a diverse range of frozen dessert products under nationally and internationally recognized brand names. CoolBrands is the pre-eminent company in the fast-growing "better-for-you" ice cream category with offerings such as fat free, non-dairy Whole Fruit 'TM' Sorbet, Weight Watchers'r' Smart Ones'r' low-fat and fat-free frozen desserts and new Atkins'r' Endulge'TM' controlled carbohydrate super premium ice cream. CoolBrands also competes in the super premium ice cream category with the Dreamery'r' Ice Cream and Godiva'r' Ice Cream brands. In addition, CoolBrands markets a wide variety of "all family" premium ice creams, frozen novelties and frozen desserts under the Eskimo Pie'r', Chipwich'r', Tropicana'r', Welch's'r', Yoplait'r', Betty Crocker'r' and Trix'r' brand names.




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CoolBrands' subsidiary, Eskimo Pie Frozen Distribution, operates the second largest "direct store delivery" (DSD) ice cream distribution system in the U.S., serving these CoolBrands products and a growing family of Partner Brands to supermarkets, convenience stores and other retail customers.

CoolBrands' subsidiary, Americana Foods, is a leading U.S. manufacturer and supplier of soft serve mixes, packaged ice cream, frozen yogurt and sorbet products and frozen novelties to well known national retailers, food companies and restaurant chains. Americana Foods also manufactures and sells products for the foodservice channel, which are extensively used to standardize quality and reduce labor costs in on-site food preparation.

Coolbrands' Foodservice Division manufactures and sells premium soft serve ice cream and frozen yogurt to the foodservice industry. CoolBrands also manufactures and sells a full line of quality flavours, chocolate coatings, fudge sauces, powders for chocolate milk, eggnog bases and other ingredients and flexible packaging products for use in private-label dairy products, in addition to the Company's brands.

CoolBrands also franchises and licenses frozen dessert outlets operated under a Family of Brands including Tropicana'r' Smoothies, Juices & More, Swensen's'r' Ice Cream, I Can't Believe It's Yogurt'r', Yogen Fruz'r', Bresler's'r' Premium Ice Cream, Golden Swirl'r' and Ice Cream Churn'r', with company-owned, franchised and non-traditional partnership locations around the world.

Again, we thank all of our employees and franchisees for their hard work and commitment, and all of our shareholders for their continued faith in the Company.

On Behalf of the Board of Directors,

"David J. Stein"

David J. Stein
President, Co-CEO and Director
CoolBrands International Inc.

CoolBrands International Inc.
Consolidated Balance Sheets
as at February 29, 2004 and August 31, 2003

--------------------------------------------------------------------------------
(in thousands of dollars)

                                                     February 29,
                                                         2004         August 31,
                                                      (Unaudited)        2003
                                                           $               $
                                                     ------------    -----------
Assets
Current assets:

   Cash and short term investments                       66,698         30,140
   Receivables                                           66,404         60,807
   Receivables - affiliates                               3,182          3,185
   Inventories                                           60,586         55,604
   Prepaid expenses                                       6,162          9,722
   Prepaid taxes                                            411
   Future income taxes                                    3,142          1,930
                                                        -------        -------
Total current assets                                    206,585        161,388

Future income taxes                                       4,418          2,977

Property, plant and equipment                            29,672         28,349

License agreements                                       11,863         12,357

Intangible and other assets                               8,912          9,084

Goodwill                                                 97,541         99,695
                                                        -------        -------
                                                        358,991        313,850
                                                        =======        =======

Liabilities and shareholders' equity
Current liabilities:

   Accounts payable                                      30,074         27,339
   Payables - affiliates                                    657            754
   Accrued liabilities                                   33,313         33,530
   Income taxes payable                                     110          5,204
   Future income taxes                                    1,842          3,144
   Revolving loan - secured                               7,361
   Current maturities of long-term debt                   5,407          5,683
                                                        -------        -------
Total current liabilities                                78,764         75,654

Long-term debt                                           28,170         38,671

Other liabilities                                         3,784          3,984

Future income taxes                                       4,768          4,722
                                                        -------        -------
Total liabilities                                       115,486        123,031
                                                        -------        -------
Minority interest                                        12,317          2,968
                                                        -------        -------
Shareholders' Equity:

Capital stock                                           138,684        122,406

Contributed surplus                                      11,387

Cumulative translation adjustment                       (13,594)        (8,904)

Retained earnings                                        94,711         74,349
                                                        -------        -------
Total shareholders' equity                              231,188        187,851
                                                        -------        -------
                                                        358,991        313,850
                                                        =======        =======

CoolBrands International Inc.
Consolidated Statements of Earnings

--------------------------------------------------------------------------------
(Unaudited)
(in thousands of dollars, except share data)

                                            For the six months ended     For the three months ended
                                          ---------------------------   ---------------------------
                                          February 29,   February 28,   February 29,   February 28,
                                             2004           2003           2004           2003
                                               $              $              $              $
                                          ------------   ------------   ------------   ------------
Revenues:

Sales                                        247,107       118,378        124,986          55,316

Franchising and licensing revenues:

   Royalty income                              1,200         1,313            603             617
   Franchise and license fees                    571         1,094            287             748
   Consumer products license fee                 233           195            150             195

Drayage and other income                      27,846           371         12,481             176
                                             -------       -------        -------         -------
Total revenues                               276,957       121,351        138,507          57,052
                                             -------       -------        -------         -------
Operating expenses:
   Cost of goods sold                        184,749        71,902         93,037          32,339
   Selling, general and
      administrative expenses                 57,102        35,680         23,717          15,884
   Interest expense                            1,098         1,078            521             530
                                             -------       -------        -------         -------
Total operating expenses                     242,949       108,660        117,275          48,753
                                             -------       -------        -------         -------
Minority interest                                188                         (100)
                                             -------       -------        -------         -------
Earnings before income taxes                  33,820        12,691         21,332           8,299

Provision for income taxes                    13,458         4,780          8,561           3,111
                                             -------       -------        -------         -------
Net earnings                                  20,362         7,911         12,771           5,188
                                             =======       =======        =======         =======
Earnings per share:
   Basic                                        0.37          0.15           0.23            0.10
                                             =======       =======        =======         =======
   Diluted                                      0.36          0.15           0.23            0.10
                                             =======       =======        =======         =======
Weighted average shares outstanding:
   Shares used in per share calculation
      - basic                                 55,045        51,731         55,677           51,749
   Shares used in per share calculation
      - diluted                               56,198        53,209         56,445           53,107

CoolBrands International Inc.
Consolidated Statements of Cash Flows

--------------------------------------------------------------------------------
(Unaudited)
(in thousands of dollars)

                                            For the six months ended    For the three months ended
                                          ---------------------------   ---------------------------
                                          February 29,   February 28,   February 29,   February 28,
                                              2004           2003           2004           2003
                                                $              $              $              $
                                          ------------   ------------   ------------   ------------
Cash and short term investments
   provided by (used in):

Operating activities:
Net earnings                                 20,362          7,911         12,771          5,188
Items not affecting cash:
Depreciation and amortization                 2,931          2,530          1,471          1,248
   Future income taxes                       (2,300)           667           (414)         1,843
   Minority interest                            188                          (100)
   Contributed surplus                       11,387                        11,387
Changes in current assets and
liabilities:
Receivables                                  (5,956)         6,198         (5,634)        (2,830)
Receivables - affiliates                          3            727            384           (472)
Allowance for doubtful accounts                 408           (552)            59           (643)
Inventories                                  (4,918)        (8,109)        (7,289)        (3,786)
Prepaid income taxes                           (406)                         (406)           215
Prepaid expenses                              3,515         (1,198)           318         (3,846)
Accounts payable                              2,700          2,154         10,423            947
Payables - affiliates                           (96)          (330)            40           (203)
Accrued liabilities                            (214)        (1,682)        (6,094)         1,797
Income taxes payable                         (5,024)        (6,781)        (1,428)           611
Other assets                                    152             37            225             38
Other liabilities                              (198)          (500)           161           (613)
                                             ------         ------         ------         ------
Cash provided by (used in) operating
activities                                   22,534          1,072         15,874           (506)
                                             ------         ------         ------         ------
Investing activities:
Increase in notes receivable                                   (20)                           (1)
Repayment of notes receivable                    24            264             21            156
Purchase of intangible assets                   (49)                          (49)
Purchase of license agreements                 (397)                         (397)
Purchase of leasehold improvements and
   equipment                                 (6,055)        (2,883)        (3,050)        (1,586)
                                             ------         ------         ------         ------
Cash used in investing activities            (6,477)        (2,639)        (3,475)        (1,431)
                                             ------         ------         ------         ------
Financing activities:
Expenses for special warrants                                 (144)
Proceeds from issuance of Class A and
B shares                                     16,279             64            582             36
Capital contributions from (repayment
to) Partnership's minority partner            8,909                        (2,645)
Change in revolving  loan - secured           3,338                         4,344
Repayment of long-term debt                  (5,286)        (4,150)        (1,292)        (2,572)
                                             ------         ------         ------         ------
Cash provided by (used in) financing
   activities                                23,240         (4,230)           989         (2,536)
                                             ------         ------         ------         ------

(Decrease) increase in cash flow due
   to changes in foreign exchange rates      (2,739)        (2,364)         3,842         (2,553)
                                             ------         ------         ------         ------
Increase (decrease) in cash and
   short-term investments                    36,558         (8,161)        17,230         (7,026)
Cash and short-term investments -
   beginning of period                       30,140         47,086         49,468         45,951
                                             ------         ------         ------         ------
Cash and short-term investments -
   end of period                             66,698         38,925         66,698         38,925
                                             ======         ======         ======         ======

CoolBrands International Inc.
Consolidated Notes to Interim Financial Statements
(Unaudited)
February 29, 2004 and February 28, 2003

--------------------------------------------------------------------------------
(Tabular amounts are expressed in thousands)

1.   Significant accounting policies

The financial statements of the Company have been prepared by management in accordance with generally accepted accounting principles in Canada for interim financial statements. The financial statements have, in management's opinion, been properly prepared using judgment within reasonable limits of materiality. These interim financial statements do not include all the note disclosures required for annual financial statements and therefore they should be read in conjunction with the company's audited financial statements for the year ended August 31, 2003. The significant accounting policies follow those disclosed in the most recently reported annual financial statements.

2.   Accounting estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimated.

3.   Segment information

                     Prepackaged
                       consumer                     Dairy      Franchising
                       products    Foodservice   components   and licensing   Corporate   Consolidated
                          $             $             $             $             $             $
                     -----------   -----------   ----------   -------------   ---------   ------------
For the six months ended February 29, 2004

Revenue,
   external            246,073         9,715       13,543         7,571            55        276,957

Intersegment
   revenue              34,976           372        3,407                          96         38,851

Segment earnings
   before income
taxes                   31,268           609        2,173           574          (804)        33,820

For the six months ended February 28, 2003

Revenue,
   external             80,778        11,086       20,298         9,168            21        121,351

Intersegment
   revenue                  39           453        1,369                          97          1,958

Segment earnings
   before income
taxes                   10,219           593        2,183           857        (1,161)        12,691

CoolBrands International Inc.
Consolidated Notes to Interim Financial Statements
(Unaudited)
February 29, 2004 and February 28, 2003
--------------------------------------------------------------------------------
(Tabular amounts are expressed in thousands of dollars)

3.   Segment information (cont'd)

                    Prepackaged
                      consumer                     Dairy      Franchising
                      products    Foodservice   components   and licensing   Corporate   Consolidated
                         $             $             $             $             $             $
                    -----------   -----------   ----------   -------------   ---------   ------------
For the three months ended February 29, 2004

Revenue, external     124,268        4,499         6,061         3,650            29        138,507
Intersegment
   revenue             15,964          190         1,823                          41         18,018

Segment earnings
  before income
taxes                  20,342          145           930           447          (532)        21,332

For the three months ended February 28, 2003

Revenue, external      37,662        5,291         9,462         4,628             9         57,052
Intersegment
   revenue                 37          221           752                          45          1,055

Segment earnings
  before income
taxes                   7,210          204           936           516          (567)         8,299

4.   Contributed surplus

Contributed surplus represents the reduction in income taxes payable resulting from the exercise of non-qualified stock options by employees of a U.S. subsidiary.

5.   Capital stock

The Company had the following equity securities and stock options outstanding as of April 16, 2004:

Class A Subordinate   Class B Multiple
   Voting Shares        Voting Shares    Stock Options
-------------------   ----------------   -------------
       49,715               6,031            3,933
===================   ================   =============




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CORPORATE INFORMATION

Canadian Head Office:
CoolBrands International Inc.
8300 Woodbine Avenue, 5th Floor
Markham, Ontario, L3R 9Y7 Canada
Telephone: (905) 479-8762
www.yogenfruz.com
yogenfruz@yogenfruz.com

U.S.A. Head Office:
4175 Veterans Highway, 3rd Floor
Ronkonkoma, New York, 11779, U.S.A.
Telephone: (631) 737-9700
www.coolbrandsinc.com

International Head Office:
Kayla Foods Int'l (Barbados) Inc.
27 Pine Road, Belleville,
St. Michael, Barbados, W.I.
Telephone: (246) 228-9505
info@kaylafoodsintl.com

Toronto Stock Exchange (Trading Symbol: COB.A)